SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
OPTIBASE ANNOUNCES RECEIPT OF A LETTER FROM SCOPUS VIDEO NETWORKS
INFORMING OPTIBASE OF SCOPUS VIDEO NETWORKS RESOLUTION TO TERMINATE
THE NEGOTIATIONS WITH OPTIBASE IN CONNECTION WITH THE SALE OF
OPTIBASE’S DIGITAL VIDEO AND STREAMING BUSINESS.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: November 6, 2008

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE ANNOUNCES RECEIPT OF A LETTER FROM SCOPUS VIDEO NETWORKS
INFORMING OPTIBASE OF SCOPUS VIDEO NETWORKS RESOLUTION TO TERMINATE THE
NEGOTIATIONS WITH OPTIBASE IN CONNECTION WITH THE SALE OF OPTIBASE’S DIGITAL
VIDEO AND STREAMING BUSINESS

HERZLIYA, Israel, November 6, 2008 – Optibase Ltd. (NASDAQ:OBAS) (“Optibase”), a leader in advanced digital video solutions, today announced that Optibase received today a letter from Scopus Video Networks Ltd. (“Scopus”) in which Scopus informed Optibase that its board of directors resolved to terminate the negotiations with Optibase in connection with the sale of Optibase’s digital video and streaming business. Optibase, together with its legal advisors, is currently examining its alternatives.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com

This press release may contain forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related potential litigation, Optibase’s business operations, including the evolving market for digital video in general and the infancy of the IPTV market in particular, competition and decrease in sales of video technologies products, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.